Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters subject to the vote at general meetings of the Company. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing eight of our Class A ordinary shares, are listed on Nasdaq in the United States under the symbol BIDU.

Baidu, Inc.

百度集團股份有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9888)

DATE OF BOARD MEETING

Our board of directors will hold a board meeting on Tuesday, August 10, 2021 for the purposes of, among other matters, approving our unaudited results and announcement for the three months and six months ended June 30, 2021 (the “Second Quarter and Interim Results Announcement”).

We will upload the Second Quarter and Interim Results Announcement to the Hong Kong Stock Exchange on Thursday, August 12, 2021 (Beijing/Hong Kong Time), after the trading hours of the Hong Kong Stock Exchange and before the opening of the U.S. market.

The Company’s management will hold an earnings conference call at 8:00 PM on August 12, 2021, Beijing/Hong Kong Time (8:00 AM on August 12, 2021, U.S. Eastern Time).

Interested parties may register in advance of the conference call using the link provided below. Participant dial-in numbers, Direct Event passcode and unique registrant ID will be provided by email upon registration.

Interested parties may visit the link below for pre-registration, which automatically directs visitors to the registration page of “Baidu Q2 2021 Earnings Conference Call”, where details for RSVP may be filled in.

PRE-REGISTRATION LINK: http://apac.directeventreg.com/registration/event/3059294

PARTICIPANT CONFERENCE ID: 3059294

In the 10 minutes prior to the call start time, participants may use the conference access information (including dial-in number(s), Direct Event passcode and unique registrant ID) provided in the confirmation email following pre-registration.

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

A replay of the conference call may be accessed by phone at the following number until August 20, 2021:

International: +61 2 8199 0299

Conference ID: 3059294

By order of the Board
Baidu, Inc.
Mr. Robin Yanhong Li
Chairman of the Board
and Chief Executive Officer

Hong Kong, July 28, 2021

As at the date of this announcement, the board of directors of the Company comprises Mr. Robin Yanhong Li as director, and Mr. James Ding, Mr. Brent Callinicos, Mr. Yuanqing Yang and Mr. Jixun Foo as independent directors.

2